FORM 6 – K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

As of May 2, 2003

TUBES OF STEEL OF MEXICO, S.A.

(Translation of Registrant’s name into English)

TUBOS DE ACERO DE MEXICO, S.A.

Edificio Parque Reforma Campos Eliseos #400 Mexico, D.F., 11560 Mexico (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓  Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No  ✓

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .

SIGNATURE

This report is filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and contains Tubos de Acero de México, S.A.’s press release announcing unaudited results for the quarter ended March 31, 2003, which was contained in the report on Form 6-K furnished on May 2, 2003. No part of the report on Form 6-K furnished on May 2, 2003 is being amended, and the filing of this report on Form 6-K/A should not be understood to mean that any information contained herein is true or complete as of any date subsequent to May 2, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2003

Tubos de Acero de México, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Affairs

Tamsa Announces 2003 First Quarter Unaudited Results

MEXICO CITY (April 30, 2003) – Tubos de Acero de México, S.A. (AMEX: TAM) today announced its results for the quarter ended March 31, 2003.

All figures are in thousands of Mexican pesos, except per share/ADR data, with purchasing power as of March 31, 2003.

First Quarter 2003 Results Highlights (1Q03 vs. 1Q02)

•	Domestic oil related and non-oil related sales volume grew by 53.6% and 26.2%, respectively

•	Operating profit increased 13.7%

•	Net income increased 16.7%

Results for the First Quarter of 2003

Net income during the first quarter of 2003 totaled Ps.104,730, compared to Ps.89,715 in the same period of 2002. This increase of 16.7% stems mainly from a higher operating profit, a comprehensive financing gain, lower income tax, as well as to lower losses from associated companies, which more than offset a net deferred tax charge during the first quarter of 2003. Net income corresponding to majority shareholders during the first quarter of 2003 totaled Ps.111,104, compared to Ps.99,463 in the same period of 2002.

Net earnings per share during the first quarter of 2003 were Ps.0.31, compared to Ps.0.26 in the same period of 2002. Net earnings per ADR (one ADR = five shares) during the first quarter of 2003 were Ps.1.54, compared to Ps.1.32 during the same period of 2002. Net earnings per share of majority shareholders were Ps.0.33 and Ps.0.29 in the first quarter of 2003 and 2002, respectively.

Net sales were Ps.1,719,626 during the first quarter of 2003, representing an increase of 11.3% when compared to the same period of 2002, when sales were Ps.1,544,694. This increase was mainly due to higher sales in the oil and non-oil domestic markets, and higher average selling prices due to sales of certain specialized pipes with higher added value, partially offset by lower sales in the export market and at Tubos de Acero de Venezuela, S.A. (Tavsa). Sales volume during the first quarter of 2003 decreased 7.3% to 166,149 metric tons, from 179,205 metric tons in the same period of 2002. This decrease was mainly due to a 16.2% reduction in export sales volume, a 42.6% drop in Tavsa’s sales volume and a 24.9% decrease in the sales volume from Empresas Riga S.A. de C.V. (Riga), partially offset by an increase in the domestic sales volume to oil and non-oil related customers, which represented 53.6% and 26.2% respectively, and an increase of 31.1% in the sales volume of steel bars.

Domestic sales volume to oil-related customers totaled 28,622 metric tons in the first quarter of 2003, compared to 18,633 metric tons in the same period of 2002. This increase in sales during the quarter was due to higher demand from Pemex in the Southern and Gulf regions of Mexico where products typically require higher added value and the ability to reach greater depths, as a result of higher exploration and production spending in these regions.

Domestic sales volume to non-oil related customers totaled 12,220 metric tons in the first quarter of 2003, compared to 9,681 metric tons during the same period of 2002. This increase was mainly due to a slight recovery in the industrial sector, including manufacturing and automotive industries in Mexico, which had been depressed, as well as some special projects.

Export sales volume in the first quarter of 2003 totaled 116,278 metric tons, compared to 138,705 metric tons in the same period of 2002. This 16.2% decrease was due to lower demand in the Middle East, as a result of the uncertainty generated by war in this region , and in Europe, which was partially offset by higher sales volume in North America (both in the United States and Canada), the Far East and Africa.

Tavsa’s sales volume during the first quarter of 2003 totaled 4,538 metric tons, compared to 7,903 metric tons in the same period of 2002. This 42.6% decrease was the result of lower demand by PDVSA and a drop in exploration and production activities in the oil sector in Venezuela that have been affected as a result of adverse economic and political conditions, that led to stop operations in Tavsa, from January 20th until February 23rd, 2003.

Cost of products sold, expressed as a percentage of net sales, was 61.0% in the first quarter of 2003, compared to 59.8% in the same period of 2002. This increase in costs was mainly due to higher raw material prices and energy costs. Some cost items denominated in U.S. dollars also impacted the cost in Mexican peso terms due to the depreciation of the Mexican peso.

Selling, general and administrative expenses (SG&A) in the first quarter of 2003, as a percentage of net sales, were 17.2%, compared to 18.9% in the same period of 2002. Selling expenses decreased from 11.3% in the first quarter of 2002 to 10.7% in the same period of 2003, mainly due to lower sales to destinations where agent commissions and selling conditions are higher. General and administrative expenses in the first quarter of 2003 decreased to 6.5% of net sales from 7.5% in the same period of 2002, mainly due to a reduction in personnel and general expenses.

Operating profit was Ps.373,953 during the first quarter of 2003, compared to Ps.328,777 in the same period of 2002, representing an increase of 13.7%. As a percentage of net sales, operating profit increased from 21.3% in the first quarter of 2002 to 21.7% in the same period of 2003. This increase in operating profit was mainly due to higher net sales and lower SG&A expenses, partially offset by higher cost of products sold.

Operating profit plus depreciation and amortization during the first quarter of 2003 totaled Ps.490,038, or 28.5% of net sales, compared to Ps.433,113, or 28.0% of net sales during the same period of 2002.

Tamsa’s comprehensive financing result during the first quarter of 2003 represented a gain of Ps.1,410, compared to a cost of Ps.35,145 in the same period of 2002. This gain was primarily due to a lower exchange-related loss of Ps.12,211 in the first quarter of 2003, compared to a loss of Ps.44,797 in the same period of 2002; lower net interest expenses in the first quarter of 2003 of Ps.4,077, compared to Ps.11,531 in the same period of 2002, due to lower interest rates. This result, was partially offset by a lower monetary gain in the first quarter of 2003 of Ps.17,698, compared to Ps.21,183 in the same period of 2002.

Other income totaled Ps.6,151 in the first quarter of 2003, compared to Ps.4,182 in the same period of 2002. This increase in other income stems from other sales which are not related to Tamsa’s operations, as well as to the fact that Tavsa’s and Riga’s goodwill was fully amortized during the fourth quarter of 2002.

Income tax, asset tax and employee statutory profit sharing provisions totaled Ps.190,251 during the first quarter of 2003, compared to Ps.243,873 during the same period of 2002, this result reflects: a lower income tax that totaled Ps.182,466 in the quarter, compared to Ps.203,920, in the same period of 2002; a higher profit sharing provisions of Ps.42,326 compared to Ps.39,420 in the same period of 2002; a higher asset tax of Ps.636 compared to Ps.533 in the first quarter of 2002 and a benefit of Ps.35,177 as a result of a fiscal stimulus related to investments in research and technology. A net deferred tax charge of Ps.37,412 was registered in the first quarter of 2003, compared to a credit of Ps.91,859 in the same period of 2002, resulting from the application of Statement D-4.

Losses from associated companies totaled Ps.49,121 in the first quarter of 2003, compared to Ps.56,085 in the same period of 2002. Tamsa’s losses from associated companies are mainly attributable to its 14.1% equity participation in Consorcio Siderurgia Amazonia Ltd. (Amazonia), the controlling company of Siderúrgica del Orinoco, C.A. (Sidor), through its subsidiary Tamsider LLC (Tamsider). The decrease in Tamsa’s losses from associated companies in the first quarter of 2003, was primarily the result of a loss in Amazonia of Ps.54,585 compared to Ps.56,085 in the same period of 2002. The net loss in Amazonia during the first quarter of 2003, includes a credit of Ps.43,022, due a monetary gain derived from the application of Statement B-15. Additionally, this loss was partially offset by a gain of Ps.5,465 in other associated companies.

Tavsa’s net loss during the first quarter of 2003 was Ps.21,247, compared to a net loss of Ps.32,494 for the same period of 2002. This reduction in loss was due to lower cost of products sold, lower net interest expenses and a higher net monetary gain, partially offset by lower sales, higher SG&A’s and a higher exchange related loss resulting from the impact of the devaluation of the Venezuelan bolivar on Tavsa’s U.S. dollar-denominated debt. Minority interest associated with these results represented a loss of Ps.6,374 in the first quarter of 2003, compared to a loss of Ps.9,748 in the same period of 2002.

Tamsa’s financial debt was Ps.1,799,182 (US$167.1 million) as of March 31, 2003, compared to Ps.1,588,299 (US$166.5 million) as of March 31, 2002. Cash and cash equivalents, at year-end increased to Ps.1,945,263 (US$180.7 million) as of March 31, 2003, compared to Ps.877,978 (US$92.0 million) as of March 31, 2002. The deferred tax liability as of March 31, 2003 equaled Ps.2,365,829.

Tamsa’s interest coverage ratio was 120.2 to 1 as of March 31, 2003, compared to 37.6 to 1 as of March 31, 2002. As of March 31, 2003, Tamsa was in full compliance with all of its syndicated loan agreement covenants.

During the first quarter of 2003, Tamsa produced 180,031 metric tons of steel, compared to 206,827 metric tons of steel in the same period of 2002. Tamsa produced 156,804 metric tons of finished pipes in the first quarter of 2003, compared to 171,367 metric tons in the same period of 2002.

Some of the statements contained in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.

Tubos de Acero de Mexico, S.A. and Subsidiaries

Sales Volume
(Metric tons)

	Three months ended March 31,

	2003	2002	% Change

Petroleum pipes	28,622	18,633	53.6%
Non-oil related domestic customers	12,220	9,681	26.2%
Exports	116,278	138,705	-16.2%
Tavsa	4,538	7,903	-42.6%
Riga	1,508	2,007	-24.9%
Steel and others	2,983	2,276	31.1%

Total sales volume	166,149	179,205	-7.3%

Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Income
Three months ended March 31, 2003 and 2002
Presented in thousands of Mexican pesos with purchasing power as of March 31, 2003

		2003		2002
		Unaudited		Unaudited

Net sales	Ps.	1,719,626	Ps.	1,544,694
Cost of products sold		(1,049,585)		(924,315)
Selling, general and administrative expenses		(296,088)		(291,602)

Operating profit		373,953		328,777
Comprehensive financing result		1,410		(35,145)
Other income – net		6,151		4,182

Income before the following items:		381,514		297,814
Income tax, asset tax and employees’ statutory profit sharing		(190,251)		(243,873)
Deferred income tax		(37,412)		91,859

Income before equity in associated companies		153,851		145,800
Equity in loss of associated companies		(49,121)		(56,085)

Net income of the period	Ps.	104,730	Ps.	89,715

Net income corresponding to majority shareholders	Ps.	111,104	Ps.	99,463
Minority interest in loss of consolidated subsidiary		(6,374)		(9,748)

Net income of the period	Ps.	104,730	Ps.	89,715

Income per share	Ps.	0.31	Ps.	0.26

Income per share of majority shareholders	Ps.	0.33	Ps.	0.29

Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Financial Position
March 31, 2003 and 2002
Presented in thousands of Mexican pesos with purchasing power as of March 31,
2003

		2003		2002
		Unaudited		Unaudited

ASSETS
Current assets:
Cash and cash equivalents	Ps.	1,945,263	Ps.	877,978
Accounts and notes receivable		2,452,503		1,897,859
Inventories		1,646,596		1,338,032
Prepaid expenses and recoverable taxes		81,212		91,473

Total current assets		6,125,574		4,205,342
Non-current assets:
Investments in associated companies		447,981		543,945
Property, plant and equipment – net		8,635,235		7,802,338
Other assets		9,562		76,690

Total non-current assets		9,092,778		8,422,973

TOTAL ASSETS	Ps.	15,218,352	Ps.	12,628,315

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable to banks and other financial institutions, including current portion of long term debt	Ps.	1,085,862	Ps.	300,489
Trade accounts and notes payable		901,435		667,561
Other accounts payable and accrued expenses		566,074		489,307

Total current liabilities		2,553,371		1,457,357
Non-current liabilities:
Long-term debt		713,320		1,287,810
Other liabilities and deferred credits		176,336		188,031
Deferred taxes		2,365,829		2,025,629

Total non-current liabilities		3,255,485		3,501,470

TOTAL LIABILITIES	Ps.	5,808,856	Ps.	4,958,827

Shareholders’ equity:
Capital stock		10,835,494		10,835,494
Additional paid-in capital		7,085,865		7,085,865
Accumulated earnings		17,284,848		16,364,923
Accumulated effect of deferred income tax		(2,421,311)		(2,421,311)
Cumulative translation adjustment		(956,180)		(861,932)
Loss from holding of non-monetary assets		(22,396,682)		(23,348,471)

Equity of majority shareholders		9,432,034		7,654,568
Minority interest in consolidated subsidiaries		(22,538)		14,920

Total Shareholders’ Equity		9,409,496		7,669,488

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	Ps.	15,218,352	Ps.	12,628,315

Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Changes In Financial Position
Three months ended March 31, 2003 and 2002
Presented in thousands of Mexican pesos with purchasing power as of March 31, 2003

		2003	2002
		Unaudited	Unaudited
Resources provided by operations
Net income of the period	Ps	104,730	Ps.	89,715
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and other		116,085		109,446
Deferred income tax		37,412		(91,859)
Equity in loss of associated companies		49,121		56,085
Exchange gain which did not require resources		(20,383)		(11,644)
Decrease (increase) in accounts receivable, notes receivable, prepaid expenses and recoverable taxes		197,865		(163,739)
(Increase) decrease in inventories		(4,073)		190,345
Increase in trade accounts and other accounts payable and accrued expenses		147,311		139,606

Total adjustments		523,338		228,240

Resources provided by operations		628,068		317,955
Resources used in investing activities:
Increase in interest in subsidiaries and associated companies		(3,709)		–
Purchases of property, plant and equipment – net		(86,098)		(36,371)

Resources used in investing activities		(89,807)		(36,371)

Net increase in cash		538,261		281,584
Cash at beginning of period		1,407,002		596,394

Cash at end of period	Ps	1,945,263	Ps.	877,978